Ritz Interactive ________
          an e-COMMERCE NETWORK

May 22, 2006
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D. C. 20549
Attn: Filing Desk

Re:	Ritz Interactive, Inc. Registration Statement on Form S-1 (File No. 333-128196)
Ladies and Gentlemen:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Ritz Interactive, Inc. (the “Company”) hereby requests the withdrawal of the above-referenced registration statement on Form S-1, filed by the Company with the Securities and Exchange Commission (the “Commission”) on September 9, 2005 (including all exhibits thereto, the “Initial Registration Statement”), as amended by Amendment No. 1 to the Initial Registration Statement, filed with the Commission by the Company on November 3, 2005 (including all exhibits thereto, the “Amendment” and together with the Initial Registration Statement, the “Registration Statement”). The Company requests the withdrawal of the Registration Statement because it has determined at this time to not proceed with the registration and sale of the securities covered by the Registration Statement. No securities have been sold pursuant to the Registration Statement.
     The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Act.
     The Company further requests in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.
     If you have any questions regarding this application for withdrawal, please do not hesitate to contact Andor D. Terner of O’Melveny & Myers LLP at (949) 823-6980.

Sincerely, RITZ INTERACTIVE, INC.
/s/ Scott F. Neamand
Scott F. Neamand,
Executive Vice President, Chief Financial Officer and Secretary